

Mail Stop 3561

November 29, 2016

Mr. Jeff Uttz
Chief Financial Officer
Shake Shack Inc.
24 Union Square East, 5th Floor
New York, NY 10003

> **Re:** **Shake Shack Inc.**
> **Form 10-K for the Year Ended December 30, 2015**
> **Filed March 30, 2016**
> **Form 10-Q for the Quarter Ended September 28, 2016**
> **Form 8-K filed November 9, 2016**
> **File No. 001-36823**

Dear Mr. Uttz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2015

Notes to Consolidated Financial Statements

Note 17: Commitments and Contingencies

Legal Contingencies, page 99

1. We note you recognized a liability of $770 thousand in regards to a settlement from a complaint on March 17, 2016. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing

quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Form 10-Q for the Quarter Ended September 28, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 34

2. We note your disclosure in the introduction that you believe these non-GAAP measures, when used in conjunction with GAAP financial measures, provide useful information about your operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to the key metrics used in your financial and operational decision making. Disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K should be specific to each non-GAAP financial measure explaining the specific reason(s) why management believes the measures are useful to investors and/or management rather than generic statements. Please revise your non-GAAP disclosures surrounding each non-GAAP measure accordingly.

3. We note your presentation of Shack-level operating profit and profit margin excludes general and administrative expenses and pre-opening costs disclosed in your Form 10-Q and earnings release on Form 8-K filed November 9, 2016. Please explain to us how you concluded that these are not normal, recurring cash operating expenses necessary for your core operations. Please refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations the Division issued on May 17, 2016 (i.e., non-GAAP C&DIs).

4. Notwithstanding the resolution to the preceding comment, please revise future filings to begin your reconciliation of Shack-level operating profit and profit margin with GAAP results rather than non-GAAP results. See Question 102.10 of the non-GAAP C&DIs.

Form 8-K filed November 9, 2016

Selected Operating Data

5. We note your disclosure of Shack system-wide sales in the Selected Operating Data table. Since Shack system-wide sales includes licensing revenues which are not your revenues and you did not generate them, please provide a disclosure clearly stating this is an operating measure and these sales are not included in your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure